Registration No. 333 -

As filed with the Securities and Exchange Commission on April 27, 2004

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
            THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES
                    EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

                                    ---------

                                   NESTLE S.A.
   (Exact name of issuer of deposited securities as specified in its charter)

                                    ---------

                                       N/A
                   (Translation of issuer's name into English)

                                    ---------

                                   Switzerland
            (Jurisdiction of incorporation or organization of issuer)

                            ------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                    ---------

                                 111 Wall Street
                            New York, New York 10043
                                 (212) 657-2026
  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                    ---------

                                Nestle USA, Inc.
                            800 North Brand Boulevard
                               Glendale, CA 91203
                          Attention: Manfred R. Lehmann

  (Address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------

                                   Copies to:
   John T. Gaffney, Esq.                           Herman H. Raspe, Esq.
Cravath, Swaine & Moore LLP                 Patterson, Belknap, Webb & Tyler LLP
      Worldwide Plaza                           1133 Avenue of the Americas
     825 Eighth Avenue                            New York, New York 10036
 New York, New York 10019

                            ------------------------

It is proposed that this filing become effective under Rule 466:

                                                |_|   immediately upon filing.
                                                |_|   on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

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                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
       Title of Each Class of              Amount to be       Proposed Maximum      Proposed Maximum         Amount of
     Securities to be Registered            Registered         Aggregate Price     Aggregate Offering     Registration Fee
                                                                  Per Unit*             Price**
-----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, every          200,000,000              $5.00            $10,000,000.00           $1,267.00
four (4) American Depositary Shares
representing one (1) registered
share, nominal value CHF 1 per
share, of Nestle S.A.
-----------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.
--------------------------------------------------------------------------------
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                   Location in Form of Receipt
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of depositary and address of its principal executive     Face of Receipt - Introductory paragraph.
     office

2.   Title of American Depositary Shares (the "ADSs") and          Face of Receipt - Top Center.
     identity of deposited securities

Terms of Deposit:

       (i)    The amount of deposited securities represented by    Face of Receipt - Upper right corner.
              one ADS

       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt - Paragraphs (16)
              securities                                           and (17).

       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (14).

       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (13);
              soliciting material                                  Reverse of Receipt - Paragraph (16).

       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraphs (14)
                                                                   and (16).

       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (6);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (14) and (18).

       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (22) and (23) (no
              agreement                                            provision for extensions).

       (viii) Rights of holders of ADSs to inspect the transfer    Face of Receipt - Paragraph (13).
              books of the depositary and the list of holders of
              ADSs

       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4), (6),
              the underlying securities                            (7), (9) and (10).

                                                                   Location in Form of Receipt
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (x)    Limitation upon the liability of the depositary      Face of Receipt - Paragraph (7);
                                                                   Reverse of Receipt - Paragraphs (19) and (20).
3.   Fees and charges which may be imposed directly  or            Face of Receipt - Paragraph (10).
     indirectly on holders of ADSs

ITEM 2. AVAILABLE INFORMATION                                      Face of Receipt - Paragraph (13).

      The Company furnishes the United States Securities and Exchange Commission (the "Commission") with certain public reports and documents required by the laws of Switzerland or otherwise in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934. These public reports and documents can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission in Washington, D.C.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt (the "ADR") included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 3. EXHIBITS

      (a) Form of Amended and Restated Deposit Agreement, by and among Nestle S.A., (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder (the "Deposit Agreement"). -- Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Set forth on the signature pages hereto.

ITEM 4. UNDERTAKINGS

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Amended and Restated Deposit Agreement, by and among Nestle S.A., Citibank, N.A., as depositary, and all holders and beneficial owners from time to time of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 26th day of April, 2004.

                                    Legal entity created by the Amended and
                                    Restated Deposit Agreement under which the American Depositary Shares registered hereunder are to be issued, every four (4) American Depositary Shares representing one
                                    (1) registered share, nominal value CHF 1 per share, of Nestle S.A.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Susanna Mancini
                                        ----------------------------------------
                                    Name:  Susanna Mancini
                                    Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Nestle S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Vevey, Country of Switzerland, on April 21, 2004.

                                      NESTLE S.A.


                                      By: /s/ Hans Peter Frick
                                          --------------------------------------
                                      Name:  Hans Peter Frick
                                      Title: Senior Vice President and
                                             General Counsel

                               POWERS OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Peter BRABECK-LETMATHE, Wolfgang
H. REICHENBERGER and Hans Peter FRICK to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities:

             Signature                                       Title                                      Date
             ---------                                       -----                                      ----


/s/ Rainer E. Gut                             Chairman of the Board of Directors                   April 21, 2004
----------------------------------
Name: Rainer E. Gut

                                              Vice Chairman of the Board of Directors and
/s/ Peter Brabeck-Letmathe                    Chief Executive Officer (principal                   April 21, 2004
----------------------------------            executive officer)
Name: Peter Brabeck-Letmathe


/s/ Vreni Spoerry                             Director                                             April 21, 2004
----------------------------------
Name: Vreni Spoerry


/s/ George Simpson                            Director                                             April 21, 2004
----------------------------------
Name: George Simpson


/s/ Jean-Pierre Meyers                        Director                                             April 21, 2004
----------------------------------
Name: Jean-Pierre Meyers


/s/ Peter Bockli                              Director                                             April 21, 2004
----------------------------------
Name: Peter Bockli



----------------------------------            Director                                          ______________, 2004
Name: Arthur Dunkel

             Signature                                       Title                                      Date
             ---------                                       -----                                      ----


----------------------------------            Director                                          ______________, 2004
Name: Nobuyuki Idei


/s/ Andre Kudelski                            Director                                             April 21, 2004
----------------------------------
Name: Andre Kudelski



----------------------------------            Director                                          ______________, 2004
Name: Vernon R. Young


/s/ Andreas Koopmann                          Director                                             April 21, 2004
----------------------------------
Name: Andreas Koopmann


/s/ Wolfgang H. Reichenberger                 Chief Financial Officer (principal                   April 21, 2004
----------------------------------            financial and accounting officer)
Name: Wolfgang H. Reichenberger


/s/ Manfred R. Lehmann                        Authorized Representative in the United              April 21, 2004
----------------------------------            States
Name: Manfred R. Lehmann

                                Index to Exhibits

                                                                Sequentially
Exhibit          Document                                       Numbered Page
-------          --------                                       -------------

  (a)            Form of Amended and Restated Deposit
                 Agreement

  (d)            Opinion of counsel to the Depositary